Call-Net Enterprises expanding Sprint Canada’s local telephone service in Ontario and Quebec

     TORONTO, April 29 /CNW/ – Sprint Canada Inc., a subsidiary of Call-Net Enterprises Inc., announced today that it has opened 14 new wire centres allowing it to offer local home and business telephone service to more communities in Southern Ontario and the Greater Montreal Area(1).

     “With this expansion, we are now co-located in 148 wire centres, serving 31 municipalities across Canada and we intend to continue to invest in our network and enhance our local telephone service across the country,” said Duncan McEwan, president and chief operating officer, Sprint Canada.

     “Having a choice when it comes to local phone services is not only good for the consumer but is also good for the economy. We intend to continue to invest in our network and enhance our local service to households and businesses across the country,” McEwan added.

     Sprint Canada’s home and business phone service offers a comprehensive selection of features as well as bundles such as a home phone and wireless combo. The basic home phone service starts at $29.95 per month, the home phone service and unlimited North American long distance bundle is $49.95, and local business service starts at $31.00 per month. There is no fee to change telephone companies. Customers keep the same phone number and maintain their listing in the phone directory. To switch to Sprint Canada’s service, consumers and businesses can call 1-866-JOIN-RED (1-866-564-6733) or visit the Company’s web store at www.sprint.ca.

     “Sprint Canada’s local service is growing at a rate of 50 per cent annually, as more and more Canadians become aware of our competitive prices, our outstanding service and just how easy it is to switch,” added McEwan. “Sprint Canada is the smarter choice for savvy consumers and growing businesses.”

     Call-Net, primarily through its subsidiary Sprint Canada, was one of the first companies to offer competitive telecommunication services to Canadian consumers and businesses in 1986. Initially, the company offered long distance services. Today, the Company provides home phone, long distance, and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses of all sizes. Through Sprint in the United States, Sprint Canada offers a seamless North American network to multi-national organizations.

     Sprint Canada launched its local home and business service in 1999, expanding the number of markets in 2001. It remains Canada’s only competitive national telecommunications company offering local telephone services to homes and businesses in major markets.

     As of December 2003, Sprint Canada had more than 200,000 local home phone service connections and 60,000 local business lines.

     Call-Net Enterprises Inc. and Sprint Canada Inc.

     Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

     Note for Investors:

     This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company’s control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

(1)	See attached backgrounder for a list of communities

Backgrounder

Sprint Canada expands local telephone service in
Ontario and Quebec

     Sprint Canada has opened 14 new wire centres in Ontario and Quebec allowing it to offer local telephone services to households and businesses in more communities in southern Ontario and the Greater Montreal Area.

     With this expansion, Sprint Canada now has 148 co-locations (wire centres) and is able to provide local telephone service in 31 municipalities in British Columbia, Alberta, Ontario and Quebec.

     Sprint Canada’s local service is growing at a rate of 50 per cent annually as more and more households and businesses in Canada become aware of our competitive prices, our outstanding service and how easy it is to switch telephone companies.

     The charts below show the latest Ontario municipalities and the Montreal boroughs now able to take advantage of Sprint Canada’s local home and business telephone services.

Ontario
Municipality	Wire Centres	Exchange Numbers - all 905 area codes (1st three digits of the phone number, following the area code)

Ajax(xx)	Ajax-Pickering	231, 423, 424, 426, 427,428, 619, 683, 686

Whitby(xx)	Whitby	430, 444, 556, 665, 666,668

Pickering(xxx)	South Pickering, Orchard Park (Toronto)	Pickering: 250, 420, 421,422, 831, 837, 839 Orchard Park: 509

Burlington(*)	Burlington-Guelph Line	315, 319, 331, 332, 335, 336

Oakville(*)	Bronte	465, 469, 825, 827, 847

Mississauga(*)	Clarkson, Erin Mills, Streetsville, Port Credit	Clarkson: 287, 403, 491, 822, 823, 829, 855, 919 Erin Mills/Streetsville: 569, 606, 607, 608, 820, 828 Port Credit: 271, 274, 278, 486, 891

Ontario
Montreal Boroughs	Wire Centres	Exchange Numbers - all 514 area codes (1st three digits of the phone number, following the area code)

Lachine(xx)	Lachine	469, 634, 637, 639

Dorval/L’Ile Dorval(xx)	Dorval	420, 422, 631, 633, 635, 636, 780, 828

Pointe-Claire(xx) Beaconsfield/Baie- d’Urfé(xxx) Kirkland(xxx)	Pointe-Claire	426, 428, 429, 630, 693, 694, 695, 697, 671, 782

L’Ile-Bizard/Sainte-Geneviève/ Sainte-Anne-de- Bellevue(xxx) Pierrefonds/Senneville(xxx) Kirkland(xxx)	Sainte-Geneviève	551, 620, 624, 626, 696

Dollard-des-Ormeaux/ Roxboro(xx)	Roxboro	421, 472, 683, 684, 685, 822

     (*) Sprint Canada has provided service to parts of this municipality since 2001. The new wire centre expands the service area.

     (xx) New service area for Sprint Canada - The new wire centre covers the entire municipality/borough.

     (xxx) New service area for Sprint Canada - The new wire centre covers part of this municipality/borough.

To view community listings map in Toronto, please visit:
http://files.newswire.ca/344/TorontoCoverage.pdf
To view community listings map in Montreal, please visit:
http://files.newswire.ca/344/MontrealCoverage.pdf

     For further information: Karen O’Leary, (416) 718-6445,

     karen.oleary@sprint-canada.com